Pricing Supplement dated June 4, 2019 (To the Prospectus dated March 30, 2018, the Prospectus Supplement dated July 18, 2016 and the Index Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333–212571

$1,920,000

Callable Contingent Coupon Notes due June 6, 2024

Linked to the Lesser Performing of the Russell 2000® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF

Global Medium-Term Notes, Series A

Unlike ordinary debt securities, the Notes do not guarantee the payment of interest or any return of principal at maturity. Instead, as described below and subject to early redemption at the discretion of the Issuer, the Notes offer a Contingent Coupon for each Observation Date on which the Closing Value of each Underlier is greater than or equal to its Coupon Barrier Value. Investors should be willing to forgo dividend payments and, if the Final Underlier Value of any Underlier is less than its Barrier Value, be willing to lose a significant portion or all of their investment at maturity. Investors will be exposed to the market risk of each Underlier and any decline in the value of one Underlier may negatively affect their return and will not be offset or mitigated by a lesser decline or any potential increase in the value of the other Underlier.

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	June 4, 2019
Issue Date:	June 7, 2019
Final Valuation Date:†	June 3, 2024
Maturity Date:†	June 6, 2024
Reference Assets:*/**	The Russell 2000® Index (the “RTY Index”) and the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “XOP Fund”) (each, an “Underlier” and together, the “Underliers”), as set forth in the following table:
Underliers	Bloomberg Ticker	Initial Underlier Value	Coupon Barrier Value	Barrier Value
RTY Index	RTY<Index>	1,508.56	905.14	905.14
XOP Fund	XOP<Equity>	$26.52	$15.91	$15.91
Early Redemption at the Option of the Issuer:	The Notes will not be redeemable by us for the first year after the Issue Date. We may redeem the Notes (in whole but not in part) at our sole discretion without your consent on any Contingent Coupon Payment Date (other than the final Contingent Coupon Payment Date), beginning with the Contingent Coupon Payment Date following the fourth Observation Date, for $1,000 per $1,000 principal amount Note plus any Contingent Coupon otherwise due, provided that we give at least five business days’ prior written notice to the trustee. No further amounts will be payable on the Notes after they have been redeemed.
Contingent Coupon:

$25.375 per $1,000 principal amount Note (based on a rate of 10.15% per annum or 2.5375% per quarter)

If we have not redeemed the Notes early and the Closing Value of each Underlier on an Observation Date is greater than or equal to its Coupon Barrier Value, you will receive a Contingent Coupon on the related Contingent Coupon Payment Date. If the Closing Value of any Underlier on an Observation Date is less than its Coupon Barrier Value, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Payment at Maturity:

If we do not redeem the Notes early, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note determined as follows:

▪  If the Final Underlier Value of the Lesser Performing Underlier is greater than or equal to its Barrier Value, you will receive a payment of $1,000 per $1,000 principal amount Note plus any Contingent Coupon otherwise due

▪  If the Final Underlier Value of the Lesser Performing Underlier is less than its Barrier Value, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Underlier Return of the Lesser Performing Underlier)

If we do not redeem the Notes early and the Final Underlier Value of any Underlier is less than its Barrier Value, your Notes will be fully exposed to the decline of the Lesser Performing Underlier from its Initial Underlier Value and you will lose some or all of your investment at maturity. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS- 4 of this pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

Consent to U.K. Bail-in Power:	Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-4 of this pricing supplement.

(Terms of the Notes continue on the next page)

	Initial Issue Price(1)(2)	Price to Public	Agent’s Commission(3)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1.025%	98.975%
Total	$1,920,000	$1,920,000	$17,336	$1,902,664
(1)	Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $989.75 and $1,000 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $954.80 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-5 of this pricing supplement.

(3)	Barclays Capital Inc. will receive commissions from the Issuer of up to $10.25 per $1,000 principal amount Note. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The per Note agent’s commission and proceeds to Issuer shown above is the minimum amount of proceeds that the Issuer receives per Note, assuming the maximum agent’s commission $10.25 per $1,000 principal amount Note. The total agent’s commission and total proceeds to issuer shown above give effect to the actual amount of the variable agent’s commission.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S–7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

(Terms of the Notes continued from previous page)

Coupon Barrier Value:**	With respect to each Underlier, 60.00% of its Initial Underlier Value (rounded to two decimal places), as set forth in the table above
Barrier Value: **	With respect to each Underlier, 60.00% of its Initial Underlier Value (rounded to two decimal places), as set forth in the table above
Initial Underlier Value:**	With respect to each Underlier, the Closing Value of that Underlier on the Initial Valuation Date, as set forth in the table above
Final Underlier Value:**	With respect to each Underlier, the Closing Value of that Underlier on the Final Valuation Date
Lesser Performing Underlier:	The Underlier with the lower Underlier Return
Underlier Return:	With respect to each Underlier, an amount calculated as follows: Final Underlier Value – Initial Underlier Value Initial Underlier Value
Observation Dates:†	The 3rd calendar day of each March, June, September and December during the term of the Notes, beginning in September 2019, provided that the final Observation Date will be the Final Valuation Date
Contingent Coupon Payment Dates:†	With respect to any Observation Date, the fifth business day after such Observation Date, provided that the Contingent Coupon Payment Date with respect to the Final Valuation Date will be the Maturity Date
Closing Value:*/**	With respect to the RTY Index, Closing Value has the meaning assigned to “closing level” set forth under “Reference Assets—Indices—Special Calculation Provisions” in the prospectus supplement, rounded to two decimal places (if applicable). With respect to the XOP Fund, Closing Value has the meaning assigned to “closing price” set forth under “Reference Assets—Exchange-Traded Funds—Special Calculation Provisions” in the prospectus supplement.
Calculation Agent:	Barclays Bank PLC
CUSIP / ISIN:	06747MXN1 / US06747MXN19

*	If the RTY Index is discontinued or if the sponsor of the RTY Index fails to publish that Underlier, the Calculation Agent may select a successor Underlier or, if no successor Underlier is available, will calculate the value to be used as the Closing Value of that Underlier. In addition, the Calculation Agent will calculate the value to be used as the Closing Value of the RTY Index in the event of certain changes in or modifications to that Underlier. For more information, see “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

**	If the shares of the XOP Fund are de-listed or if the XOP Fund is liquidated or otherwise terminated, the Calculation Agent may select a successor Underlier or, if no successor Underlier is available, may accelerate the Maturity Date. In addition, in the case of certain events related to the XOP Fund, the Calculation Agent may adjust any variable, including but not limited to, that Underlier and the Initial Underlier Value, Final Underlier Value, Coupon Barrier Value, Barrier Value and Closing Value of that Underlier if the Calculation Agent determines that the event has a diluting or concentrative effect on the theoretical value of the shares of that Underlier. For more information, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset” in the accompanying prospectus supplement.

†	Each Observation Date may be postponed if that Observation Date is not a scheduled trading day with respect to either Underlier or if a market disruption event occurs with respect to either Underlier on that Observation Date as described under “Reference Assets—Indices—Market Disruption Events for Securities with an Index of Equity Securities as a Reference Asset,” “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with an Exchange-Traded Fund That Holds Equity Securities as a Reference Asset” and “Reference Assets—Least or Best Performing Reference Asset—Scheduled Trading Days and Market Disruption Events for Securities Linked to the Reference Asset with the Lowest or Highest Return in a Group of Two or More Equity Securities, Exchange-Traded Funds and/or Indices of Equity Securities” in the accompanying prospectus supplement. In addition, the Maturity Date will be postponed if that day is not a business day or if the Final Valuation Date is postponed as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016, relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement and the index supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•	Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•	Index Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1–10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

consent to u.k. bail-in power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.

Selected Purchase Considerations

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•	You do not seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income, and you can tolerate receiving few or no Contingent Coupons over the term of the Notes in the event the Closing Value of any Underlier falls below its Coupon Barrier Value on one or more of the specified Observation Dates.

•	You understand and accept that you will not participate in any appreciation of any Underlier, which may be significant, and that your return potential on the Notes is limited to the Contingent Coupons, if any, paid on the Notes.

•	You can tolerate a loss of a significant portion or all of your principal amount, and you are willing and able to make an investment that may have the full downside market risk of an investment in the Lesser Performing Underlier.

•	You do not anticipate that the Closing Value of any Underlier will fall below its Coupon Barrier Value on any Observation Date or below its Barrier Value on the Final Valuation Date.

•	You are willing and able to accept the individual market risk of each Underlier and understand that any decline in the value of one Underlier will not be offset or mitigated by a lesser decline or any potential increase in the value of any other Underlier.

•	You understand and accept the risks that (a) you will not receive a Contingent Coupon if the Closing Value of any Underlier is less than its Coupon Barrier Value on an Observation Date and (b) you will lose some or all of your principal at maturity if the Final Underlier Value of any Underlier is less than its Barrier Value.

•	You understand and accept the risk that, if the Notes are not redeemed by us early, the payment at maturity, if any, will be based solely on the Underlier Return of the Lesser Performing Underlier.

•	You understand and are willing and able to accept the risks associated with an investment linked to the performance of the Underliers.

•	You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the XOP Fund or the securities composing or held by the Underliers, nor will you have any voting rights with respect to the XOP Fund or the securities composing or held by the Underliers.

•	You are willing and able to accept the risk that we may, in our sole discretion, redeem the Notes early and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield.

•	You can tolerate fluctuations in the price of the Notes that may be similar to or exceed the downside fluctuations in the value of the Underliers.

•	You do not seek an investment for which there will be an active secondary market, and you are willing and able to hold the Notes to maturity if we do not exercise our early redemption option.

•	You are willing and able to assume our credit risk for all payments on the Notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•	You seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income, and/or you cannot tolerate receiving few or no Contingent Coupons over the term of the Notes in the event the Closing Value of any Underlier falls below its Coupon Barrier Value on one or more of the specified Observation Dates.

•	You seek an investment that participates in the full appreciation of any or all of the Underliers rather than an investment with a return that is limited to the Contingent Coupons, if any, paid on the Notes.

•	You seek an investment that provides for the full repayment of principal at maturity, and/or you are unwilling or unable to accept the risk that you may lose some or all of the principal amount of your Notes in the event that the Final Underlier Value of the Lesser Performing Underlier falls below its Barrier Value.

•	You anticipate that the Closing Value of at least one Underlier will decline during the term of the Notes such that the Closing Value of at least one Underlier will fall below its Coupon Barrier Value on one or more Observation Dates and/or the Final Underlier Value of at least one Underlier will fall below its Barrier Value.

•	You are unwilling or unable to accept the individual market risk of each Underlier and/or do not understand that any decline in the value of one Underlier will not be offset or mitigated by a lesser decline or any potential increase in the value of any other Underlier.

•	You do not understand and/or are unwilling or unable to accept the risks associated with an investment linked to the performance of the Underliers.

•	You are unwilling or unable to accept the risk that the negative performance of any Underlier may cause you to not receive Contingent Coupons and/or suffer a loss of principal at maturity, regardless of the performance of any other Underlier.

•	You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the XOP Fund or the securities composing or held by the Underliers.

•	You are unwilling or unable to accept the risk that we may redeem the Notes early.

•	You cannot tolerate fluctuations in the price of the Notes that may be similar to or exceed the downside fluctuations in the value of the Underliers.

•	You seek an investment for which there will be an active secondary market, and/or you are unwilling or unable to hold the Notes to maturity if we do not exercise our early redemption option.

•	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

•	You are unwilling or unable to assume our credit risk for all payments on the Notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, the prospectus and the index supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE ON A SINGLE CONTINGENT coupon PAYMENT DATE

The following examples demonstrate the circumstances under which you may receive a Contingent Coupon on a hypothetical Contingent Coupon Payment Date. The numbers appearing in these tables are purely hypothetical and are provided for illustrative purposes only. These examples do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪	Hypothetical Initial Underlier Value of each Underlier: 100.00*

▪	Hypothetical Coupon Barrier Value for each Underlier: 60.00 (60.00% of the hypothetical Initial Underlier Value set forth above)*

*	The hypothetical Initial Underlier Value of 100.00 and the hypothetical Coupon Barrier Value of 60.00 for each Underlier have been chosen for illustrative purposes only and do not represent the actual Initial Underlier Values or Coupon Barrier Values for any Underlier. The actual Initial Underlier Value and Coupon Barrier Value for each Underlier are as set forth on the cover of this pricing supplement.

For information regarding recent values of the Underliers, please see “Information Regarding the Underliers” in this pricing supplement.

Example 1: The Closing Value of each Underlier is greater than its Coupon Barrier Value on the relevant Observation Date.

Underlier	Closing Value on Relevant Observation Date
RTY Index	105.00
XOP Fund	85.00

Because the Closing Value of each Underlier is greater than its respective Coupon Barrier Value, you will receive a Contingent Coupon of $25.375 (2.5375% of the principal amount per Note) on the related Contingent Coupon Payment Date.

Example 2: The Closing Value of one Underlier is greater than its Coupon Barrier Value on the relevant Observation Date, and the Closing Value of at least one Underlier is less than its Coupon Barrier Value on the relevant Observation Date.

Underlier	Closing Value on Relevant Observation Date
RTY Index	140.00
XOP Fund	40.00

Because the Closing Value of at least one Underlier is less than its Coupon Barrier Value, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Example 3: The Closing Value of each Underlier is less than its Coupon Barrier Value on the relevant Observation Date.

Underlier	Closing Value on Relevant Observation Date
RTY Index	45.00
XOP Fund	55.00

Because the Closing Value of at least one Underlier is less than its Coupon Barrier Value, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Examples 2 and 3 demonstrate that you may not receive a Contingent Coupon on a Contingent Coupon Payment Date. If the Closing Value of any Underlier is below its Coupon Barrier Value on each Observation Date, you will not receive any Contingent Coupons during the term of the Notes.

Hypothetical EXAMPLES OF AMOUNTS PAYABLE at Maturity

The following table illustrates the hypothetical payment at maturity under various circumstances. The examples set forth below are purely hypothetical and are provided for illustrative purposes only. The numbers appearing in the following table and examples have been rounded for ease of analysis. The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪	Hypothetical Initial Underlier Value of each Underlier: 100.00*

▪	Hypothetical Coupon Barrier Value for each Underlier: 60.00 (60.00% of the hypothetical Initial Underlier Value set forth above)*

▪	Hypothetical Barrier Value for each Underlier: 60.00 (60.00% of the hypothetical Initial Underlier Value set forth above)*

▪	You hold the Notes to maturity, and we do NOT exercise our option to redeem the Notes early.

*	The hypothetical Initial Underlier Value of 100.00, the hypothetical Coupon Barrier Value of 60.00 and the hypothetical Barrier Value of 60.00 for each Underlier have been chosen for illustrative purposes only and do not represent the actual Initial Underlier Values, Coupon Barrier Values or Barrier Values for any Underlier. The actual Initial Underlier Value, Coupon Barrier Value and Barrier Value for each Underlier are as set forth on the cover of this pricing supplement.

Final Underlier Value		Underlier Return
RTY Index	XOP Fund	RTY Index	XOP Fund	Underlier Return of the Lesser Performing Underlier	Payment at Maturity**
150.00	155.00	50.00%	55.00%	50.00%	$1,000.00
140.00	145.00	40.00%	45.00%	40.00%	$1,000.00
140.00	130.00	40.00%	30.00%	30.00%	$1,000.00
130.00	120.00	30.00%	20.00%	20.00%	$1,000.00
110.00	115.00	10.00%	15.00%	10.00%	$1,000.00
102.00	120.00	2.00%	0.00%	0.00%	$1,000.00
95.00	90.00	-5.00%	-10.00%	-10.00%	$1,000.00
90.00	80.00	-10.00%	-20.00%	-20.00%	$1,000.00
100.00	70.00	0.00%	-30.00%	-30.00%	$1,000.00
110.00	60.00	10.00%	-40.00%	-40.00%	$1,000.00
110.00	59.99	10.00%	-40.01%	-40.01%	$599.90
55.00	50.00	-45.00%	-50.00%	-50.00%	$500.00
80.00	40.00	-20.00%	-60.00%	-60.00%	$400.00
50.00	30.00	-50.00%	-70.00%	-70.00%	$300.00
50.00	20.00	-50.00%	-80.00%	-80.00%	$200.00
55.00	10.00	-45.00%	-90.00%	-90.00%	$100.00
60.00	0.00	-40.00%	-100.00%	-100.00%	$0.00
**	per $1,000 principal amount Note, excluding the final Contingent Coupon that may be payable on the Maturity Date

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The Final Underlier Value of the RTY Index is 110.00 and the Final Underlier Value of the XOP Fund is 115.00.

Because the RTY Index has the lower Underlier Return, the RTY Index is the Lesser Performing Underlier. Because the Final Underlier Value of the Lesser Performing Underlier is greater than or equal to its Barrier Value, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the Contingent Coupon otherwise due).

Example 2: The Final Underlier Value of the RTY Index is 80.00 and the Final Underlier Value of the XOP Fund is 40.00.

Because the XOP Fund has the lower Underlier Return, the XOP Fund is the Lesser Performing Underlier. Because the Final Underlier Value of the Lesser Performing Underlier is less than its Barrier Value, you will receive a payment at maturity of $400.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 × Underlier Return of the Lesser Performing Underlier]

$1,000 + [$1,000 × -60.00%] = $400.00

In addition, because the Final Underlier Value of at least one Underlier is less than its Coupon Barrier Value, you will not receive a Contingent Coupon on the Maturity Date.

Example 2 demonstrates that, if we do not redeem the Notes early, and if the Final Underlier Value of the Lesser Performing Underlier is less than its Barrier Value, your investment in the Notes will be fully exposed to the decline of the Lesser Performing Underlier from its Initial Underlier Value. You will not benefit in any way from the Underlier Return of any other Underlier being higher than the Underlier Return of the Lesser Performing Underlier.

If we do not redeem the Notes early, you may lose up to 100.00% of the principal amount of your Notes. Any payment on the Notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underliers or their components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•	“Risk Factors—Risks Relating to the Securities Generally”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities”; and

•	“Risk Factors—Additional Risks Relating to Securities That We May Call or Redeem (Automatically or Otherwise).”

In addition to the risks described above, you should consider the following:

•	Your Investment in the Notes May Result in a Significant Loss—The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Notes are not redeemed early by us, and if the Final Underlier Value of the Lesser Performing Underlier is less than its Barrier Value, your Notes will be fully exposed to the decline of the Lesser Performing Underlier from its Initial Underlier Value. You may lose up to 100.00% of the principal amount of your Notes.

•	You May Not Receive Any Contingent Coupon Payments on the Notes—The Issuer will not necessarily make periodic coupon payments on the Notes. You will receive a Contingent Coupon on a Contingent Coupon Payment Date only if the Closing Value of each Underlier on the related Observation Date is greater than or equal to its Coupon Barrier Value. If the Closing Value of any Underlier on an Observation Date is less than its Coupon Barrier Value, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date. If the Closing Value of at least one Underlier is less than its Coupon Barrier Value on each Observation Date, you will not receive any Contingent Coupons during the term of the Notes.

•	Your Potential Return On the Notes Is Limited to the Contingent Coupons, If Any, and You Will Not Participate in Any Appreciation of Any Underlier—The potential positive return on the Notes is limited to the Contingent Coupons, if any, that may be payable during the term of the Notes. You will not participate in any appreciation in the value of any Underlier, which may be significant, even though you will be exposed to the depreciation in the value of the Lesser Performing Underlier if the Notes are not redeemed early by us and the Final Underlier Value of the Lesser Performing Underlier is less than its Barrier Value.

•	Because the Notes Are Linked to the Lesser Performing Underlier, You Are Exposed to Greater Risks of No Contingent Coupons and Sustaining a Significant Loss of Principal at Maturity Than If the Notes Were Linked to a Single Underlier—The risk that you will not receive any Contingent Coupons and lose a significant portion or all of your principal amount in the Notes at maturity is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of a single Underlier. With multiple Underliers, it is more likely that the Closing Value of at least one Underlier will be less than its Coupon Barrier Value on the specified Observation Dates or less than its Barrier Value on the Final Valuation Date, and therefore, it is more likely that you will not receive any Contingent Coupons and that you will suffer a significant loss of principal at maturity. Further, the performance of the Underliers may not be correlated or may be negatively correlated. The lower the correlation between multiple Underliers, the greater the potential for one of those Underliers to close below its Coupon Barrier Value or Barrier Value on an Observation Date or the Final Valuation Date, respectively.

It is impossible to predict what the correlation among the Underliers will be over the term of the Notes. The Underliers represent different equity markets. These different equity markets may not perform similarly over the term of the Notes.

Although the correlation of the Underliers’ performance may change over the term of the Notes, the Contingent Coupon rate is determined, in part, based on the correlation of the Underliers’ performance calculated using our internal models at the time when the terms of the Notes are finalized. A higher Contingent Coupon is generally associated with lower correlation of the Underliers, which reflects a greater potential for missed Contingent Coupons and for a loss of principal at maturity.

•	You Are Exposed to the Market Risk of Each Underlier—Your return on the Notes is not linked to a basket consisting of the Underliers. Rather, it will be contingent upon the independent performance of each Underlier. Unlike an instrument with a return linked to a basket of underlying assets in which risk is mitigated and diversified among all the components of the basket, you will be exposed to the risks related to each Underlier. Poor performance by any Underlier over the term of the Notes may negatively affect your return and will not be offset or mitigated by any increases or lesser declines in the value of the other Underlier. To receive a Contingent Coupon, the Closing Value of each Underlier must be greater than or equal to its Coupon Barrier Value on the applicable Observation Date. In addition, if the Notes have not been redeemed early by us, and if the Final Underlier Value of any Underlier is less than its Barrier Value, you will be exposed to the full decline in the Lesser Performing Underlier from its Initial Underlier Value. Accordingly, your investment is subject to the market risk of each Underlier.

•	The Notes Are Subject to Volatility Risk—Volatility is a measure of the degree of variation in the price of an asset (or level of an index) over a period of time. The Contingent Coupon is based on a number of factors, including the expected volatility of the Underliers. The Contingent Coupon will be paid at a per annum rate that is higher than the fixed rate that we would pay on a conventional debt security of the same tenor and is higher than it otherwise would have been had the expected volatility of the

Underliers been lower. As volatility of an Underlier increases, there will typically be a greater likelihood that (a) the Closing Value of that Underlier on one or more Observation Dates will be less than its Coupon Barrier Value and (b) the Final Underlier Value of that Underlier will be less than its Barrier Value.

Accordingly, you should understand that a higher Contingent Coupon reflects, among other things, an indication of a greater likelihood that you will (a) not receive Contingent Coupons with respect to one or more Observation Dates and/or (b) incur a loss of principal at maturity than would have been the case had the Contingent Coupon been lower. In addition, actual volatility over the term of the Notes may be significantly higher than expected volatility at the time the terms of the Notes were determined. If actual volatility is higher than expected, you will face an even greater risk that you will not receive Contingent Coupons and/or that you will lose some or all of your principal at maturity for the reasons described above.

•	Issuer Call and Reinvestment Risk—We may redeem your Notes (in whole but not in part) at our sole discretion without your consent on any Contingent Coupon Payment Date (other than the final Contingent Coupon Payment Date), beginning with the Contingent Coupon Payment Date following the fourth Observation Date, regardless of the Closing Value of any Underlier on any day on or prior to that Contingent Coupon Payment Date and without taking your interests into account. If we elect to redeem the Notes early, the holding period over which you may receive Contingent Coupons could be as short as approximately one year.

The payment upon early redemption, together with any Contingent Coupons that you may have received on prior Contingent Coupon Payment Dates, may be less than the aggregate amount of payments that you would have received had we not redeemed early the Notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are redeemed at our election prior to the Maturity Date. No additional payments will be due after early redemption. Our right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold.

It is more likely that we will redeem the Notes at our sole discretion prior to maturity to the extent that the expected interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. We are less likely to call the Notes prior to maturity when the expected interest payable on the Notes is less than the interest that would be payable on other comparable instruments issued by us, which includes when the level of any Underlier is less than its Coupon Barrier Value. Therefore, the Notes are more likely to remain outstanding when the expected interest payable on the Notes is less than what would be payable on other comparable instruments and when your risk of not receiving a Contingent Coupon is relatively higher.

•	If the Notes Are Not Redeemed Early by Us, the Payment at Maturity, If Any, is Based Solely on the Closing Value of the Lesser Performing Underlier on the Final Valuation Date—If we do not redeem the Notes early, the Final Underlier Values (and resulting Underlier Returns) will be based solely on the Closing Values of the Underliers on the Final Valuation Date, and your payment at maturity, if any, will be determined based solely on the performance of the Lesser Performing Underlier. Accordingly, if the value of the Lesser Performing Underlier drops on the Final Valuation Date, the payment at maturity on the Notes, if any, may be significantly less than it would have been had it been linked to the value of the Underlier at any time prior to such drop. If the Final Underlier Value of the Lesser Performing Underlier is less than its Barrier Value, you will lose some or all of the principal amount of your Notes. Your losses will not be offset in any way by virtue of the Underlier Return of any other Underlier being higher than the Underlier Return of the Lesser Performing Underlier.

•	Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes, and in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•	Payment of the Principal Amount Applies Only at Maturity or upon Any Earlier Redemption—You should be willing to hold your Notes to maturity or any earlier redemption. Although the Notes provide for repayment of the principal amount of your Notes at maturity or upon any earlier redemption, if you sell your Notes prior to such time in the secondary market, if any, you may have to sell your Notes at a price that is less than the principal amount even if at that time the value of each Underlier has increased from its Initial Underlier Value. See “Many Economic and Market Factors Will Impact the Value of the Notes” below.

•	Owning the Notes is Not the Same as Owning the XOP Fund or the Securities Composing or Held by the Underliers—The return on the Notes may not reflect the return you would realize if you actually owned the XOP Fund or the securities composing or held by the Underliers. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the XOP Fund or the securities composing or held by the Underliers would have.

•	The SPX Index Reflects the Price Return of the Securities Composing that Underlier, Not the Total Return—The return on the Notes is based, in part, on the performance of the SPX Index, which reflect changes in the market prices of the securities composing that Underlier. The SPX Index is not a “total return” index that, in addition to reflecting those price returns, would also reflect dividends paid on the securities composing that Underlier. Accordingly, the return on the Notes will not include such a total return feature.

•	Historical Performance of the Underliers Should Not Be Taken as Any Indication of the Future Performance of the Underliers Over the Term of the Notes—The value of each Underlier has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of an Underlier is not an indication of the future performance of that Underlier over the term of the Notes. The historical correlation between the Underliers is not an indication of the future correlation between them over the term of the Notes. Therefore, the performance of the Underliers individually or in comparison to each other over the term of the Notes may bear no relation or resemblance to the historical performance of any Underlier.

•	The Notes Are Subject to Small-Capitalization Companies Risk with Respect to the RTY Index—The RTY Index tracks companies that are considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies, and therefore Notes linked to the RTY Index may be more volatile than an investment linked to an index with component stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

•	Certain Features of the XOP Fund Will Impact the Value of the Notes — The performance of the XOP Fund will not fully replicate the performance of the Underlying Index (as defined below), and the XOP Fund may hold securities not included in the Underlying Index. The value of the XOP Fund is subject to:

o	Management risk. This is the risk that the investment strategy for the XOP Fund, the implementation of which is subject to a number of constraints, may not produce the intended results. However, the XOP Fund is not actively managed and does not generally take defensive positions in declining markets.

o	Derivatives risk. The XOP Fund may invest in derivatives, including forward contracts, futures contracts, options on futures contracts, options and swaps. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the XOP Fund’s losses, and, as a consequence, the losses of your Notes, may be greater than if the Underlier invested only in conventional securities.

o	Transaction costs and fees. Unlike the Underlying Index, the XOP Fund will reflect transaction costs and fees that will reduce its performance relative to the Underlying Index.

Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the factors described above. In addition, the XOP Fund may diverge significantly from the performance of the Underlying Index due to differences in trading hours between the XOP Fund and the securities composing the Underlying Index or other circumstances. During periods of market volatility, the component securities held by the XOP Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of the XOP Fund and the liquidity of the XOP Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the XOP Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the XOP Fund. As a result, under these circumstances, the market value of the XOP Fund may vary substantially from the net asset value per share of the XOP Fund. Because the Notes are linked to the performance of the XOP Fund and not the Underlying Index, the return on your Notes may be less than that of an alternative investment linked directly to the Underlying Index.

•	Adjustments to the XOP Fund or to the Underlying Index Could Adversely Affect the Value of the Notes — The investment adviser to the XOP Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. Pursuant to its investment strategy or otherwise, an investment adviser may add, delete or substitute the components of the XOP Fund. Any of these actions could adversely affect the value of the XOP Fund and, consequently, the value of the Notes.

In addition, the publisher of the Underlying Index is responsible for calculating and maintaining the Underlying Index. The Underlying Index publisher may add, delete or substitute the securities composing that Underlying Index or make other methodological changes required by certain corporate events relating to the securities composing the Underlying Index, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the Underlying Index. The Underlying Index publisher may also discontinue or suspend calculation or publication of the Underlying Index at any time. If this discontinuance or suspension occurs, following the termination of the XOP Fund, the Calculation Agent will have the sole discretion to substitute a successor fund that is comparable to the discontinued Underlying, or if the Calculation Agent determines that no successor fund is available, to accelerate the Maturity Date of the Notes. If the Notes are accelerated, investors will not receive any further Contingent Coupons. Any of these actions could adversely affect the value of the XOP Fund and, consequently, the value of the Notes.

For a description of the actions that may be taken by the Calculation Agent in the event that the publisher of the Underlying Index discontinues or suspends calculation of the Underlying Index or the XOP Fund is liquidated or otherwise terminated, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset” in the prospectus supplement.

•	The Notes Are Subject to Risks Associated with the Oil and Gas Industry—All or substantially all of the equity securities held by the XOP Fund are issued by companies whose primary business is associated with the exploration and production of oil and gas. As a result, the value of the Notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers or issuers in a less volatile industry. The oil and gas industry is significantly affected by a number of factors that influence worldwide economic conditions and oil and gas prices, such as natural disasters, supply disruptions, geopolitical events and other factors that may offset or magnify each other, including: worldwide and domestic supplies of, and demand for, crude oil and natural gas; the cost of exploring for, developing, producing, refining and marketing crude oil and natural gas; consumer confidence; changes in weather patterns and climatic changes; the ability of the members of Organization of Petroleum Exporting Countries (OPEC) and other producing nations to agree to and maintain production levels; the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere; the price and availability of alternative and competing fuels; domestic and foreign governmental regulations and taxes; employment levels and job growth; and general economic conditions worldwide.

These or other factors or the absence of such factors could cause a downturn in the oil and natural gas industries generally or regionally and could cause the value of some or all of the securities held by the XOP Fund to decline during the term of the Notes. For example, the XOP Fund suffered significant and sustained negative performance in 2014 and 2015 while the broader U.S. equities markets achieved positive returns for the same period.

•	The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and May be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Underliers or their components. In any such market making, trading and hedging activity, and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Underliers and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, including determining whether a market disruption event has occurred on any date that the value of an Underlier is to be determined; if the shares of the XOP Fund are de-listed or if the XOP Fund is liquidated or otherwise terminated, selecting a successor Underlier or, if no successor Underlier is available, determining whether to accelerate the Maturity Date; determining whether to adjust any variable described herein in the case of certain events related to the XOP Fund that the Calculation Agent determines have a diluting or concentrative effect on the theoretical value of the shares of the XOP Fund; if the SPX Index is discontinued or if the sponsor of the SPX Index fails to publish that Underlier, selecting a successor Underlier or, if no successor Underlier is available, determining any value necessary to calculate any payments on the Notes; and calculating the value of the SPX Index on any date of determination in the event of certain changes in or modifications to the SPX Index. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” below.

•	Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o	the market prices of, dividend rate on and expected volatility of the Underliers and the components of each Underlier;

o	correlation (or lack of correlation) of the Underliers;

o	the time to maturity of the Notes;

o	interest and yield rates in the market generally;

o	a variety of economic, financial, political, regulatory or judicial events;

o	supply and demand for the Notes; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Information Regarding the UNDERLIERS

Russell 2000® Index

The RTY Index is calculated, maintained and published by FTSE Russell. The RTY Index measures the capitalization-weighted price performance of 2,000 small-capitalization stocks and is designed to track the performance of the small capitalization segment of the U.S. equity market. For more information about the RTY Index, see “Indices—The Russell Indices” in the accompanying index supplement, as supplemented by the following updated information. As of August 2017, to be eligible for inclusion in the RTY Index, each company is required to have more than 5% of its voting rights (aggregated across all of its equity securities) in the hands of unrestricted shareholders. Companies already included in the RTY Index have a 5 year grandfathering period to comply or they will be removed from the RTY Index in September 2022.

Historical Performance of the RTY Index

The graph below sets forth the historical performance of the RTY Index based on the daily Closing Values from January 2, 2014 through June 4, 2019. We obtained the Closing Values shown in the graph below from Bloomberg Professional® service (“Bloomberg”). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

Historical Performance of the Russell 2000® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SPDR® S&P® Oil & Gas Exploration & Production ETF

We have derived all information contained in this pricing supplement regarding the XOP Fund from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, SPDR® Series Trust and SSGA Funds Management, Inc. (“SSGA FM”). The XOP Fund is an investment portfolio maintained and managed by SSGA FM, the investment adviser to the XOP Fund. The XOP Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “XOP.”

The XOP Fund seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Oil & Gas Exploration & Production Select Industry Index (the “Underlying Index”). The Underlying Index is a modified equal-weighted index that measures the performance of the following sub-industry groups of the S&P® Total Market Index (the “S&P TM Index”): integrated oil & gas, oil & gas exploration & production and oil & gas refining & marketing. The S&P TM Index is a benchmark that measures the performance of the U.S. equity market. For more information about the Underlying Index, please see “Annex—The S&P® Oil & Gas Exploration & Production Select Industry Index” below.

In seeking to track the performance of the Underlying Index, the XOP Fund employs a “sampling” strategy, which means that the XOP Fund is not required to purchase all of the securities represented in the Underlying Index. Instead, the XOP Fund may purchase a subset of the securities in the Underlying Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Underlying Index. The quantity of holdings in the XOP Fund will be based on a number of factors, including asset size of the XOP Fund. Based on its analysis of these factors, SSGA FM may invest the XOP Fund’s assets in a subset of securities in the Underlying Index or may invest the XOP Fund’s assets in substantially all of the securities represented in the Underlying Index in approximately the same proportions as the Underlying Index.

The Underlying Index is a financial calculation, based on a grouping of financial instruments, and is not an investment product, while the XOP Fund is an actual investment portfolio. The XOP Fund seeks to track the performance of the Underlying Index as closely as possible (i.e., achieve a high degree of correlation with the Underlying Index). However, the performance of the XOP Fund and the Underlying Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

The SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the XOP Fund. Information provided to or filed with the SEC by the SPDR® Series Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov.

Historical Performance of the XOP Fund

The graph below sets forth the historical performance of the XOP Fund based on the daily Closing Values from January 2, 2014 through June 4, 2019. We obtained the Closing Values shown in the graph below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

Historical Performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Tax Considerations

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

In determining our reporting responsibilities, if any, we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any contingent coupon payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” in the accompanying prospectus supplement. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that it believes this treatment to be reasonable, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt.

Sale, exchange or redemption of a Note. Assuming the treatment described above is respected, upon a sale or exchange of the Notes (including upon early redemption or redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes (assuming contingent coupon payments are properly treated as ordinary income, consistent with the position referred to above). This gain or loss should be long-term capital gain or loss if you hold the Notes for more than one year, whether or not you are an initial purchaser of the Notes at the issue price. The deductibility of capital losses is subject to limitations. If you sell your Notes between the time your right to a contingent coupon payment is fixed and the time it is paid, it is likely that you will be treated as receiving ordinary income equal to the contingent coupon payment. Although uncertain, it is possible that proceeds received from the sale or exchange of your Notes prior to a determination date but that can be attributed to an expected contingent coupon payment could be treated as ordinary income. You should consult your tax advisor regarding this issue.

As noted above, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. holders. Insofar as we have responsibility as a withholding agent, we do not currently intend to treat contingent coupon payments to non-U.S. holders (as defined in the accompanying prospectus supplement) as subject to U.S. withholding tax. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2021 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, our special tax counsel is of the opinion that these regulations should not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

You should review the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Foreign Account Tax Compliance Withholding” in the accompanying prospectus supplement. The discussion in that section is modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds (other than amounts treated as interest or other “fixed or determinable, annual or periodical” income) of the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on the Issue Date indicated on the cover of this pricing supplement, which is expected to be more than two business days following the Initial Valuation Date. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will initially settle in more than two business days, to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of August 20, 2018, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on August 20, 2018, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated August 20, 2018, which has been filed as an exhibit to the report on Form 6-K referred to above.

Annex — The S&P® Oil & Gas Exploration & Production Select Industry Index

We have derived all information contained in this pricing supplement regarding the S&P® Oil & Gas Exploration & Production Select Industry Index (the “Underlying Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). S&P Dow Jones has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the Underlying Index at any time.

The Underlying Index is a capped modified equal-weighted index that measures the performance of the Global Industry Classification Standard (“GICS®”) integrated oil & gas, oil & gas exploration & production and oil & gas refining & marketing sub-industry groups. The Underlying Index is reported by Bloomberg L.P. under the ticker symbol “SPSIOP.” The Underlying Index is one of the S&P Select Industry Indices (collectively, the “Select Industry Indices” and each, a “Select Industry Index”), each designed to measure the performance of a sub-industry or group of sub-industries based on GICS®. All members of the Select Industry Indices are selected from the S&P TM Index.

The S&P TM Index offers broad market exposure to companies of all market capitalization, including all U.S. common equities listed on the New York Stock Exchange (including NYSE Arca), NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX or IEX exchanges. Only U.S. companies are eligible for inclusion in the S&P TM Index.

Index Eligibility

For purposes of membership in the Select Industry Indices, S&P Dow Jones applies the inclusion and exclusion criteria separately. Membership is based on a company’s GICS® classification, as well as liquidity and market cap requirements.

Index Inclusion Criteria

To be eligible for inclusion in the Select Industry Indices, companies must be in the S&P TM Index, must be included in the relevant GICS® sub-industry (e.g. homebuilding) and must satisfy one of the two following combined size and liquidity criteria:

1.	float-adjusted market capitalization above U.S. $500 million and float-adjusted liquidity ratio (“FALR”) above 90%; or

2.	float-adjusted market capitalization above U.S. $400 million and FALR above 150%.

Some companies in the S&P TM Index are represented by multiple share classes. As of July 31, 2017, the securities of companies with multiple share class structures are no longer eligible to be added to the S&P TM Index, but securities already included in the S&P TM Index have been grandfathered and are not affected by this change. In the Select Industry Indices, each company is represented once by the primary listing, which is generally the most liquid share line.

All stocks satisfying the above requirements are included in the applicable Select Industry Index. At each rebalancing, at least 35 stocks are selected for each Select Industry Index. In the event that fewer than 35 stocks are selected for each Select Industry Index using the eligible primary sub-industries (primary stocks), certain indices will select stocks for inclusion from a supplementary list of highly correlated sub-industries (supplementary stocks) based on process established by S&P Dow Jones. Additionally, minimum market capitalization requirements may be relaxed for all Select Industry Indices to ensure that there are at least 22 stocks in each Select Industry Index as of each rebalancing effective date.

Index Exclusion Criteria

Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below U.S. $300 million or their FALR falls below 50%.

Eligibility Factors

Market Capitalization. Float-adjusted market capitalization should be at least U.S. $400 million for inclusion in a Select Industry Index. Existing index components must have a float-adjusted market capitalization of U.S. $300 million to remain in the applicable Select Industry Index at each rebalancing.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the applicable Select Industry Index rebalancing reference date.

Constituents having a float-adjusted market capitalization above U.S. $500 million must have a liquidity ratio greater than 90% to be eligible for addition to a Select Industry Index. Constituents having a float-adjusted market capitalization between U.S. $400 and U.S. $500 million must have a liquidity ratio greater than 150% to be eligible for addition to a Select Industry Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the applicable Select Industry Index at the quarterly rebalancing. Some of the Select Industry Indices may have different market capitalization and float-adjusted liquidity ratio requirements. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history. In these cases, the dollar value traded available as of the rebalance reference date is annualized.

Takeover Restrictions. At the discretion of S&P Dow Jones, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a stock may be excluded from the eligible universe or removed from the applicable Select Industry Index. S&P Dow Jones will provide up to five days advance notification of a deletion between rebalancing due to ownership restrictions.

Turnover. S&P Dow Jones believes turnover in index membership should be avoided when possible. At times a stock may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to a Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to a Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the applicable Select Industry Index.

Sector Classification. A Select Industry Index includes companies in the applicable GICS® sub-industries set forth above.

Index Construction and Calculations

The Select Industry Indices are equal-weighted, with adjustments to individual constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology.

The index value of each Select Industry Index is simply the market value of that Select Industry Index divided by the index divisor:

Index Value = (Index Market Value) / Divisor

Index Market Value = Pi × Sharesi × IWFi × AWFi

where N is the number of stocks in the index, Pi the price of stock i, Sharesi is total shares outstanding of stock i, IWFi is the float factor of stock i (as defined below), and AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which makes all index constituents modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index. The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

AWFi,t = Z / N × FloatAdjustedMarketValuei,t

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares).

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between strategic (control) shareholders, whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company, and those holders whose investments depend on the stock’s price and their evaluation of a company’s future prospects. Generally, these “control holders” include officers and directors, private equity, venture capital & special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock or government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the relevant Select Industry Index.

Divisor. Continuity in index values of each Select Industry Indices is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the relevant Select Industry Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of each Select Industry Index’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of that Select Industry Index. The divisor of each Select Industry Index is adjusted such that the index value of that Select Industry Index at an instant just prior to a change in base capital equals the index value of that Select Industry Index at an instant immediately following that change.

Constituent Weightings

At each quarterly rebalancing, companies are initially equally weighted using closing prices as of the second Friday of the last month of the quarter as the reference price. For those companies with multiple share classes in an index, the weight assigned to each share class is proportional to its float-adjusted market capitalization as of the rebalance reference date. Adjustments are then made to ensure that there are no individual constituents whose weight in the applicable Select Industry Index exceeds the value that can be traded in a single day for a given theoretical portfolio value ranging from U.S. $500 million to U.S. $2,000 million (the “Theoretical Portfolio Value”). Theoretical Portfolio Values are determined and reviewed annually by The Americas Thematic and Strategy Index Committee (the “Index Committee”) at S&P Dow Jones. Any updates to Theoretical Portfolio Values are made at the discretion of the Index Committee and announced to the clients with ample lead time.

S&P Dow Jones calculates a maximum basket liquidity weight for each constituent in the applicable Select Industry Index using the ratio of its three-month median daily value traded to the Theoretical Portfolio Value. Each constituent’s weight in the applicable Select Industry Index is, then, compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the applicable Select Industry Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the applicable Select Industry Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P Dow Jones will make no further adjustments. If any of the Select Industry Indices contain exactly 22 stocks as of the rebalancing effective date, the applicable Select Industry Index is equally weighted without basket liquidity constraints.

Index Maintenance

The membership to the Select Industry Indices is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for float-adjusted market capitalization and FALR is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights. The reference date for GICS® classification is as of the rebalancing effective date.

Timing of Changes

Additions. Stocks are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new stock will be added to the applicable Select Industry Index at the weight of the deleted company. In the case of mergers involving two index constituents, the merged entity will remain in the applicable Select Industry Index provided that it meets all general eligibility requirements. The merged entity will be added to the applicable Select Industry Index at the weight of the stock deemed to be the surviving stock in the transaction (i.e. the surviving stock will not experience a weight change and its subsequent weight will not be equal to that of the pre-merger weight of the merged entities). In the case of spin-offs, the applicable Select Industry Index will follow the S&P TM Index’s treatment of the action.

Deletions. A stock is deleted from the applicable Select Industry Index if the S&P TM Index drops the company. If a stock deletion causes the number of stocks in the relevant index to fall below 22, each stock deletion is accompanied with a corresponding stock addition. In case of GICS® changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

Adjustments

The tables below summarize the types of index maintenance adjustments and indicate whether or not an index adjustment is required.

S&P TM Index Actions

S&P TM Index Action	Adjustment Made to a Select Industry Index	Divisor Adjustment
Constituent Deletion	If the constituent is a member of a Select Industry Index, it is dropped.	Yes
Constituent Addition

Only in cases where the deletion causes the stock count to fall below 22 stocks, then the deletion is accompanied by an addition assuming the weight of the dropped stock.

If a stock is removed from a Select Industry Index at a price of $0.00, the stock’s replacement will be added to the applicable Select Industry Index at the weight using the previous day’s closing value, or the most immediate prior business day that the deleted stock was not valued at $0.00.

In the case of additions due to spin-offs, the Select Industry Indices follow the S&P TM Index’s treatment of the action.

No, except in the case of stocks removed at $0.00
GICS® Change	None. If, after the GICS® change, a stock no longer qualifies to belong to a Select Industry Index, it is removed at the next rebalancing.	No

Corporate Actions

Type of Corporate Action	Adjustment Made to a Select Industry Index	Divisor Adjustment
Spin-Off	In general, both the parent stock and spun-off stocks will remain in the applicable Select Industry Index until the next index rebalancing, regardless of whether they conform to the theme of the applicable Select Industry Index.	No
Rights Offering	The price is adjusted to the price of the parent company minus (the price of the rights subscription/rights ratio). The index shares change so that the company’s weight remains the same as its weight before the spin-off.	No
Stock Dividend, Stock Split or Reverse Stock Split	The index shares are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes